                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)1



                           MBLA FINANCIAL CORPORATION
                        --------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)


                                   552623-10-0
                        --------------------------------
                                 (CUSIP Number)

                                    12/31/98
                        --------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

--------------------

     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 552623-10-0                                     Page 2 of 5 Pages


1.    Name of Reporting Person:

      Macon Building & Loan Association, F.A. Employee Stock Ownership Plan


      S.S. or I.R.S. Identification No. of above person:

        43-0388880
      -------------

2.    Check the appropriate box if a member of a group*

            (a)    X

            (b)  /__/


3.    SEC USE ONLY


4.    Citizenship or Place of Organization:

      State of Missouri


Number of Shares Beneficially Owned by Each Reporting Person with:

5.    Sole Voting Power:                                    13,900

6.    Shared Voting Power:                                  57,316

7.    Sole Dispositive Power:                               71,216

8.    Shared Dispositive Power:                                   0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

            71,216


10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares*


          /__/

11.   Percent of Class Represented by Amount in Row 9:     5.7%

12.   Type of Reporting Person*:  EP


                               *SEE INSTRUCTIONS


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CUSIP No. 552623-10-0                                     Page 3 of 5 Pages


ITEM 1(A).  NAME OF ISSUER.

      MBLA Financial Corporation


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

      101 Vine Street
      Macon, Missouri  63552-0277


ITEM 2(A).  NAME OF PERSON FILING.

      Macon Building & Loan Association, F.A. Employee Stock Ownership Plan ("ESOP").


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

      Same as Item 1(b).


ITEM 2(C).  CITIZENSHIP.

      See Row 4 of page 2.


ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

      Common Stock, $.01 par value per share.


ITEM 2(E).  CUSIP NUMBER.

      See the cover page.


ITEM 3.     THE PERSON FILING IS AN:

      Employee Benefit Plan which is subject to the provisions of the Employee Income Security Act of 1974, as amended.

      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by the trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group


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CUSIP No. 552623-10-0                                     Page 4 of 5 Pages


consisting of, the other trustees of said plan.


ITEM 4.  OWNERSHIP.

      (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page.

      (b)  Percent of Class: See Row 11 of the second part of the cover page.

      (c)  See Rows 5, 6, 7, and 8 of the second part of the cover page.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

       /__/

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Pursuant to the ESOP, Macon Building & Loan Association, F.A. has the power to direct the persons who receive dividends on shares held in the plan trust.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by the trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.



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CUSIP No. 552623-10-0                                     Page 5 of 5 Pages


ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


MACON BUILDING AND LOAN ASSOCIATION, F.A.
EMPLOYEE STOCK OWNERSHIP PLAN





By:         /s/ John Neer
            ------------------------------------------
            Macon Building & Loan Association, F.A.
              as Plan Administrator
            John T. Neer
            President



Date: February 16, 1999


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Exhibit A

                      Identification of Members of Group
                      ----------------------------------


      Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The Plan Trustee shares voting and dispositive power with Macon Building & Loan Association, F.A. By the terms of the Plan, the Plan Trustee votes stock allocated to participant accounts as directed by participants. Common stock held by the Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the Plan Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the Plan Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

      The Plan Trustee(s) and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a Plan Trustee or Plan sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the Plan's ownership within this Schedule 13G):


                           Direct Beneficial     Beneficial Ownership
      Name                     Ownership         As Plan Participant
      ----                     ---------         --------------------

Lester Hutton                 46,559                  ___

John Neer                     64,459                  19,709
